UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange of 1934 (Amendment No. 6)* Cascade Bancorp
(Name of Issuer) Common Stock, no par value
(Title of Class of Securities)
147154108
(CUSIP Number) Mark J. Menting, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) December 23, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-1(g), check the following box.  [_]

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 147154108

1		NAME OF REPORTING PERSONS. David F. Bolger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,542,664
	8	SHARED VOTING POWER 920,380
	9	SOLE DISPOSITIVE POWER 2,542,664
	10	SHARED DISPOSITIVE POWER 920,380
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,463,044
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 147154108

1		NAME OF REPORTING PERSONS. Two-Forty Associates, a Pennsylvania Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 192,321
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 192,321
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,321
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 147154108

1		NAME OF REPORTING PERSONS. The David F. Bolger 2008 Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 728,059
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 728,059
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 728,059
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 147154108

1		NAME OF REPORTING PERSONS. The David F. Bolger 2008 Nongrantor Charitable Lead Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.	Security and Issuer

This Amendment No. 6 to the Statement on Schedule 13D (the “Amendment No. 6”) amends the Statement on Schedule 13D originally filed on April 27, 2006, as amended by Amendment No. 1 to the Statement on Schedule 13D filed on September 8, 2006, Amendment No. 2 to the Statement on Schedule 13D filed on June 3, 2008, Amendment No. 3 to the Statement on Schedule 13D filed on April 3, 2009, Amendment No. 4  to the Statement on Schedule 13D filed on June 1, 2009 and Amendment No. 5 to the Statement on Schedule 13D filed on November 4, 2009 (together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Initial Schedule 13D”), and relates to the common stock, no par value (the “Common Stock”), of Cascade Bancorp, an Oregon corporation (the “Company”).  The address of the principal executive offices of the Company is 1100 NW Wall Street, P.O. Box 369, Bend, Oregon 97709.

Except as specifically amended by this Amendment No. 6, the Initial Schedule 13D, as amended by this Amendment No. 6, remains in full force and effect. Capitalized terms used but not defined herein have the meaning assigned to them in the Initial Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following after the final paragraph thereof:

As of December 23, 2009, The David F. Bolger 2008 Nongrantor Charitable Lead Annuity Trust (the “CLAT”) transferred 2,526,955 shares of Common Stock to Valley Hospital Foundation in the form of an annuity payment (the “Transfer”). The Transfer was required by the terms of the organizational documents of the CLAT as described under Item 4 and did not involve the payment of any consideration. After giving effect to the Transfer, the CLAT no longer beneficially owns any shares of Common Stock, is no longer a filing person and is no longer a member of any “group.”

Item 4.	Purpose of the Transaction

Item 4 is hereby amended and restated as follows:

The Reporting Persons have acquired beneficial ownership of the shares of Common Stock as described in this Schedule 13D for investment purposes.

Except as set forth below, as of the date of this Amendment No. 6, none of the Reporting Persons has any present plans or proposals which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

In accordance with the terms of the governing instrument of the CLAT, the CLAT was obligated to make an annuity payment to the Valley Hospital Foundation in Ridgewood, New Jersey in an amount equal to 21.96% of the initial fair market value of the property transferred to the CLAT in each taxable year of the CLAT. In order to make that payment, the CLAT transferred all of the shares of Common Stock it beneficially owned to the Valley Hospital Foundation. After the consummation of the Transfer, the CLAT has no remaining assets.

On the date preceding the fifth anniversary of its creation, the CLAT will terminate and it will transfer any remaining assets to The David F. Bolger 2008 Irrevocable Family Trust (the “IFT”). The IFT will, in turn, immediately distribute those assets to separate trusts established for the benefit of each of Mr. Bolger’s three children.

In accordance with the terms of the governing instrument of The David F. Bolger 2008 Grantor Retained Annuity Trust (the “GRAT”), on each anniversary of the creation of the GRAT, it will make an annuity payment to Mr. Bolger of the Common Stock or cash with a value on such annuity date as follows:

•	First annual payment: 14.9235000% of the initial fair market value of the GRAT.
•	Second annual payment: 17.9082000% of the initial fair market value of the GRAT.
•	Third annual payment: 21.4898400% of the initial fair market value of the GRAT.
•	Fourth annual payment: 25.7878080% of the initial fair market value of the GRAT.
•	Fifth annual payment: 30.9453696% of the initial fair market value of the GRAT.

The date of each of the above annual payments will be May 29.

Upon its fifth anniversary, the GRAT will terminate and it will transfer any remaining assets to the IFT. The IFT will, in turn, immediately distribute those assets to separate trusts established for the benefit of each of Mr. Bolger’s three children.

On October 29, 2009, the Company and Mr. Bolger (and the other Reporting Persons only with respect to certain sections thereof) entered into a Securities Purchase Agreement for the purchase and sale of $25 million of shares of Common Stock (the “Bolger Purchase Agreement”) to Mr. Bolger. The Bolger Purchase Agreement is incorporated by reference as Exhibit 18 to this report and incorporated herein by reference.

In addition, on October 29, 2009, the Company entered into a Securities Purchase Agreement with an affiliate of Lightyear Fund II, L.P. (“Lightyear”), for the purchase and sale of $40 million of shares of Common Stock to Lightyear (the “Lightyear Purchase Agreement”, and together with the Bolger Purchase Agreement, the “Securities Purchase Agreements”). The total gross proceeds from the sales of Common Stock to Mr. Bolger and Lightyear (the “Private Offerings”) would be $65 million. The shares of Common Stock in the Private Offerings are being sold at a per share purchase price equal to the lesser of (A) $0.87 per share, and (B) the net proceeds per share to the Company in connection with a public offering of Common Stock (the “Public Offering”).

The Private Offerings are subject to certain closing conditions, including, among others, (i) the completion of the Public Offering and the receipt of aggregate proceeds for the Private Offerings and Public Offering of at least $150 million (net of underwriting commissions and discounts); (ii) receipt of the necessary regulatory approvals by the Company and Lightyear, which will include approval under the Change in Bank Control Act of 1978, as amended, with respect to Lightyear; (iii) receipt of all necessary approvals under the Company’s charter and applicable law (as described below); and (iv) no material amendment or termination of the binding Letter Agreement, dated as of October 26, 2009, entered into by the Company and Cohen & Company Financial Management, LLC, providing for the repurchase of the Company’s outstanding trust preferred securities.

Subject to certain conditions under the Securities Purchase Agreements, the Company has granted each of Mr. Bolger and Lightyear preemptive rights on any subsequent offering of the Company’s securities at a purchase price of less than 95% of the market price of the Common Stock on the last trading day preceding the date of the Securities Purchase Agreements with respect to such issuance of securities. Mr. Bolger and Lightyear will each have such rights until such time as Mr. Bolger or Lightyear, as applicable, or their respective affiliates, cease to own 5% or more of all outstanding Common Stock.

Under the Securities Purchase Agreements, the Company has granted registration rights to each of Mr. Bolger and Lightyear. Within thirty days of the closing date of the Private Offerings, the Company must file a shelf registration statement covering the registrable securities held by Mr. Bolger and Lightyear, including all securities purchased by each of Mr. Bolger and Lightyear pursuant to the Securities Purchase Agreements. In addition, each of Mr. Bolger and Lightyear have piggy-back registration rights, pursuant to which they may include registrable securities held by them in any subsequent registration of securities by the Company, subject to certain conditions.

The Company has also agreed to take all necessary action to eliminate or minimize the effect of any anti-takeover laws, including anti-takeover provisions of the Company’s Articles of Incorporation, on the Private Offerings. In addition, so long as either Mr. Bolger or Lightyear owns at least 5% of the outstanding Common Stock of the Company, the Company has agreed not to enter into any poison pill agreement, stockholders’ rights plan or similar agreement, unless such agreement contains an exemption for each of Mr. Bolger, Lightyear and their affiliates.

A special meeting of the Company’s shareholders was held on December 7, 2009 at which the Company’s shareholders approved the issuance of $65 million in Common Stock pursuant to the Private Offerings and  approved an amendment to the Company’s Articles of Incorporation to increase the number of authorized shares of Common Stock from 45,000,000 to 300,000,000.

Each of Mr. Bolger and Lightyear have agreed with the Company and Keefe, Bruyette & Woods, Inc., the managing underwriter for the Public Offering, subject to certain exceptions, not to dispose of their Common Stock or securities convertible into or exchangeable for shares of Common Stock until the 90th day after the closing of the purchase of Common Stock and the Public Offering as contemplated in the Securities Purchase Agreements, except with the prior written consent of the Company and Keefe, Bruyette & Woods, Inc.

Pursuant to the terms and conditions of the Bolger Purchase Agreement, for so long as Mr. Bolger, together with his affiliates, owns at least 10% or more of all of the outstanding shares of Common Stock, Mr. Bolger will have the right to nominate two candidates for election to each of the board of directors of the Company and the board of directors of Bank of the Cascades, as candidates recommended by the board of directors of the Company, unless both of Mr. Bolger’s nominees are still serving as directors on each board and will continue to serve after the relevant election. For as long as Mr. Bolger, together with his affiliates, owns at least 5% but less than 10% of all of the outstanding shares of Common Stock, Mr. Bolger will have the right to nominate one candidate for election to each of the board of directors of the Company and the board of directors of Bank of the Cascades, as a candidate recommended by the board of directors of the Company, unless Mr. Bolger’s nominee is still serving as a director on each board and will continue to serve after the relevant election.

The foregoing description of the Securities Purchase Agreements is a summary of certain material terms of such agreements and does not purport to be a complete description of all of the terms of such agreements. The Bolger Purchase Agreement is incorporated by reference as Exhibit 18 to this report, is incorporated herein by reference and the foregoing description is qualified in its entirety by reference to the full text of the agreement filed as an exhibit hereto.

On December 23, 2009, the Company issued a press release announcing that it had terminated its Common Stock offering. Mr. Bolger is permitted to terminate the Bolger Purchase Agreement on December 31, 2009 if the conditions to closing are not satisfied. Mr. Bolger has indicated a willingness, under certain conditions, to amend these arrangements in order to provide the Company additional time to implement a capital raise.

There can be no assurances that these arrangements will ultimately be so amended or that any conditions to closing in the Bolger Purchase Agreement will be satisfied and that the purchase of Common Stock as contemplated in the Bolger Purchase Agreement will be consummated.

The Reporting Persons will from time to time evaluate their investment in the securities of the Company and may in the future seek to acquire additional securities or dispose of all or a portion of the securities beneficially owned by them or engage in derivative transactions (which may be physically or cash settled) relating to securities of the Company. Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise. Derivative transactions may involve the purchase or writing of exchange traded options or entering into over-the-counter derivative transactions; the derivative transactions may increase or decrease the Reporting Persons’ economic exposure to the Company. Any determination to acquire or dispose of securities of the Company or engage in derivative transactions will depend on a number of factors, including the Company’s business and financial position and prospects, other developments concerning the Company, the price levels at which shares of Common Stock of the Company are traded, general market and economic conditions and the availability of financing and other opportunities available to the Reporting Persons. There can be no assurance that any such acquisition or disposition of securities of the Company or derivative transactions will occur or as to the timing or method of any such acquisition, disposition or transaction.

Item 5.	Interest in Securities of the Issuer

The first paragraph of Section (a) of Item 5 is hereby amended and restated as follows:

(a) See items 11 and 13 of the cover pages to this Amendment No. 6 for the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons. Based on information provided in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, as of October 26, 2009 there were 28,159,483 shares of Common Stock outstanding.
Section (e) of Item 5 is hereby amended and restated as follows:
(e) As of December 23, 2009, the CLAT ceased to beneficially own more than five percent of Common Stock.

Item 7.                                Materials to be Filed as Exhibits

Item 7 is hereby amended by adding the following exhibits:
Exhibit No.	Description
18.	Securities Purchase Agreement, dated as of October 29, 2009, between the Company and David F. Bolger (incorporated by reference to Exhibit 17 of Amendment No. 5).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 28, 2009

DAVID F. BOLGER

/s/ David F. Bolger
David F. Bolger

TWO-FORTY ASSOCIATES, a Pennsylvania Limited Partnership

By:	The David F. Bolger Revocable Trust, its General Partner

By:	/s/ David F. Bolger
David F. Bolger, its Trustee

THE DAVID F. BOLGER 2008 GRANTOR RETAINED ANNUITY TRUST, an Irrevocable Trust

By:	/s/ David F. Bolger
David F. Bolger, its Trustee

THE DAVID F. BOLGER 2008 NONGRANTOR CHARITABLE LEAD ANNUITY TRUST, a Charitable Annuity Trust

By:	/s/ Thomas M. Wells
Thomas M. Wells, its Trustee

INDEX OF EXHIBITS
Exhibit No.	Description
18.	Securities Purchase Agreement, dated as of October 29, 2009, between the Company and David F. Bolger (incorporated by reference to Exhibit 17 of Amendment No. 5).